Exhibit 12

UDR, Inc.

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(Dollars in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006

Loss before discontinued operations, net of minority interests	$(6,256)	$(6,893)	$(20,645)	$(20,585)
Add (from continuing operations):
Interest on indebtedness	46,110	47,068	133,075	137,969
Minority interests	(542)	(762)	(1,835)	(2,092)
Portion of rents representative of the interest factor	203	164	602	502

Earnings	$39,515	$39,577	$111,197	$115,794

Fixed charges and preferred stock dividend (from continuing operations):
Interest on indebtedness	$46,110	$47,068	$133,075	$137,969
Capitalized interest	3,254	1,132	9,109	2,090
Portion of rents representative of the interest factor	203	164	602	502

Fixed charges	49,567	48,364	142,786	140,561

Add:
Preferred stock dividend	3,259	3,842	10,726	11,527
Premium on preferred stock repurchases	—	—	2,261	—

Preferred stock dividend	3,259	3,842	12,987	11,527

Combined fixed charges and preferred stock dividend	$52,826	$52,206	$155,773	$152,088

Ratio of earnings to fixed charges	—	—	—	—
Ratio of earnings to combined fixed charges and preferred stock dividend	—	—	—	—

For the three months ended September 30, 2007, the ratio of earnings to fixed charges and the ratio of combined fixed charges and preferred stock dividends was deficient of achieving a 1:1 ratio by $10.1 million and $13.3 million, respectively.

For the three months ended September 30, 2006, the ratio of earnings to fixed charges and the ratio of combined fixed charges and preferred stock dividends was deficient of achieving a 1:1 ratio by $8.8 million and $12.6 million, respectively.

For the nine months ended September 30, 2007, the ratio of earnings to fixed charges and the ratio of combined fixed charges and preferred stock dividends was deficient of achieving a 1:1 ratio by $31.6 million and $44.6 million, respectively.

For the nine months ended September 30, 2006, the ratio of earnings to fixed charges and the ratio of combined fixed charges and preferred stock dividends was deficient of achieving a 1:1 ratio by $24.8 million and $36.3 million, respectively.